November 7, 2008

VIA EDGAR and FACSIMILE

H. Christopher Owings Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	Asia Time Corporation Registration Statement on Form S-1 File No. 333-150830

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Asia Time Corporation, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Standard Time on Monday, November 10, 2008, or as soon as possible thereafter.

The Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action on the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•
The Company may not assert staff comments or the declaration of registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Should you have any questions or require any additional information with respect to this filing, please contact Anh Tran at (310) 552-5083 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Best regards,

ASIA TIME CORPORATION

       /s/ Kwong Kai Shun
By: Kwong Kai Shun
Title: Chief Executive Officer

cc:	Mara Ransom, SEC Ramin Olson, SEC